UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 7, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NeuLion, Inc.

File No. 000-53620 - CF#25412

_____

NeuLion, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Appendices to a preliminary proxy statement on Schedule 14A filed on July 16, 2010, as amended, and as filed in definitive form on August 12, 2010.

Based on representations by NeuLion, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following appendix will not be released to the public for the time period(s) specified:

Appendix H   through May 15, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel